UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                     to
Commission file number 1-7819
ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
ANALOG DEVICES, INC.
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
One Technology Way
Norwood, Massachusetts 02062-9106

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN

Financial Statements

- Report of Independent Registered Public Accounting Firm.

- Audited Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008.

- Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008.

- Notes to Financial Statements.

Supplemental Schedule

- Schedule H-Line 4i — Schedule of Assets (Held at End of Year).

Exhibits

- Consent of Independent Registered Public Accounting Firm, filed herewith.
EX-23.1

Report of Independent Registered Public Accounting Firm
The Administration Committee and Participants
Analog Devices, Inc.
The Investment Partnership Plan
We have audited the accompanying statements of net assets available for benefits of the Analog Devices, Inc. The Investment Partnership Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Boston, Massachusetts
June 11, 2010

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Investments, at fair value	$706,756,647	$560,894,025

Accrued interest and dividends	19,956	27,525

Participant loans receivable	8,632,849	8,536,073

Total assets	715,409,452	569,457,623

LIABILITIES
Payables — Pending investment transactions	(270)	(130,000)

Net assets available for benefits	$715,409,182	$569,327,623

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2009 and 2008

	2009	2008
Investment income:
Interest income on employee loans	$668,706	$507,948
Net appreciation (depreciation) in fair value of investments	137,983,537	(254,915,479)
Dividends, interest and capital gains distributions	10,749,417	24,572,907

Net investment income (loss)	149,401,660	(229,834,624)

Contributions:
Employer	21,331,936	21,639,705
Employee	26,606,256	31,194,766

Total contributions	47,938,192	52,834,471

Transfer out	—	(27,342,143)
Participant withdrawals	(51,258,293)	(56,054,917)

Net increase (decrease) in net assets available for benefits	146,081,559	(260,397,213)

Net assets available for benefits at beginning of year	569,327,623	829,724,836

Net assets available for benefits at end of year	$715,409,182	$569,327,623

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2009 and 2008
A. Description of Plan
The following description of the Analog Devices, Inc. (the “Company”) The Investment Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
1. General. The Plan is a contributory defined contribution plan sponsored and administered by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
2. Transfer out of Plan Assets. During fiscal year 2008, the Company sold its baseband chipset business and related support operations (Baseband Chipset Business) to MediaTek Inc. As a result of this transaction, those participants of the Plan whose employment transferred with the sale of this business had their account balances transferred from the Plan to MediaTek Inc.’s 401K plan.
3. Eligibility. Domestic employees of the Company are eligible to participate in the Plan on the first day of employment. The Company contributions are effective on the first day following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.
4. Contributions. Basic contributions are made at the sole discretion of the Company. For 2009 and 2008, the Company decided to make the annual basic contribution at 5% of each participant’s total eligible compensation. The Internal Revenue Service defined total eligible compensation as an amount not to exceed $245,000 for 2009 and $230,000 for 2008. For 2010, this amount will remain at $245,000. In addition to the basic contribution, the Company matches each participant’s pre-tax contribution, if any, by contributing an amount not to exceed 3% of such participant’s total eligible compensation. A participant may voluntarily contribute to the Plan up to 50% of his or her pre-tax total eligible compensation; however, pre-tax contributions could not exceed $16,500 in 2009 and $15,500 in 2008. This amount will remain at $16,500 for 2010. An employee who does not elect to make pre-tax contributions to the Plan nor gives the Company notice of his or her intent not to contribute within sixty days of his or her employment commencement date will be automatically enrolled to make a pre-tax contribution of 4% of his or her eligible compensation.
Company contributions, participants’ pre-tax contributions and the net investment income related to all contributions are excluded from the participants’ income for federal income tax purposes until such amounts are withdrawn or distributed.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2009 and 2008
5. Investment Options. The investment options of the Plan are listed below.
Analog Devices, Inc. Stock Fund
Calamos Growth Fund
Fidelity Diversified International Fund
Fidelity Equity Income Fund
Fidelity Growth Company Fund
Fidelity Growth & Income Portfolio
Fidelity Low-Priced Stock Fund
Fidelity Freedom Income Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2005 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom 2045 Fund
Fidelity Freedom 2050 Fund
Fidelity Institutional Money Market Fund
Fidelity Magellan Fund
Fidelity U.S. Bond Index Fund
Fidelity U.S. Equity Index Commingled Pool
Hotchkis and Wiley Mid-Cap Value Fund
Spartan International Index Fund
Templeton Foreign Fund
Royce Low-Priced Stock Fund
Vanguard Mid-Cap Index Fund
Vanguard Short-Term Bond Index Fund
Vanguard Small-Cap Index Fund
Vanguard Inflation Protected Securities Fund
Additionally, participants have the option to invest assets in a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.
6. Vesting. Employee contributions: Employee contributions are immediately 100% vested and nonforfeitable at the time they are deducted from the participants’ compensation. Investment income on employee contributions vests as earned.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2009 and 2008
     Company Contributions: Company basic and match contributions and investment earnings thereon become fully vested upon the first to occur of (i) completion of three years of service with the Company, (ii) reaching age 65 while employed by the Company, (iii) death or permanent disability while employed by the Company or (iv) if employment is terminated by the Company due to job elimination, the closing of a facility or as the result of the disposition of a business unit.
7. Benefits. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant’s vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant’s vested benefits are less than $1,000 upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. Participants may request an in-service withdrawal for any reason after he or she attains age 59 1/2.
8. Loans. Participants may borrow the lesser of 50% of their vested account balance, as defined by the plan, or $50,000. Participants repay loans plus interest to their accounts through payroll deductions, generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended up to a maximum of twenty years. Beginning October 1, 2009, the interest rate on loans, which is announced quarterly, is Prime plus 1%. Prior to October 1, 2009, the interest rate on loans, which was announced quarterly, was tied to the interest rate of Treasury Bonds with 3- and 10-year maturities. Once determined, the interest rate is fixed for the duration of the loan.
9. Accounting. A separate account is maintained for each participant. Account balances are adjusted periodically for employee and Company contributions, withdrawals and a pro rata share of net investment income or loss. Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2009 and 2008
All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment income (loss) in each fund is allocated based on the shares or units in each participant’s account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.
10. Investment allocation. The vested and nonvested share of a participant’s account balance is invested in one or more of the investment options depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in a Fidelity Freedom Fund, based on their projected retirement timeframe. Participants may change this election at any time.
11. Continuation of the Plan. While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant would have a nonforfeitable right to all monies in his or her account.
B. Summary of Significant Accounting Policies
1. Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.
2. New accounting pronouncements. In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2009-12, Investments in Certain Equities That Calculate Net Asset Value per Share (or Equivalent) (ASU 2009-12). ASU 2009-12 provides amendments to Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. The amendments permit, as a practical expedient, a reporting entity to estimate the fair value of an investment that is within the scope of ASU 2009-12 using the net asset value per share (or its equivalent) of the investment if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of ASC 946, Financial Services — Investment Companies, as of the reporting entity’s measurement date. ASC 946 requires investment companies to report their investment assets at fair value in accordance with the principles of ASC 820. The amendments also require disclosures regarding the attributes of investments within the scope of ASU 2009-12, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded capital commitments, and the investment strategies of the investees. The disclosures are required (by major category) for all investments within the scope of ASU 2009-12 regardless of whether the fair value of the investment is measured using the practical expedient. The amended guidance is effective for interim and annual periods ending after December 15, 2009. The Plan adopted ASU 2009-12 during its fiscal year ended December 31, 2009. The adoption of ASU 2009-12 did not have a material impact on the Plan’s financial statements.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2009 and 2008
     In May 2009, the FASB issued ASC 855, Subsequent Events, that established general standards of accounting for and disclosure of events that occur after the statement of net assets available for benefits date. This new guidance was effective for periods ending after June 15, 2009.
     In April 2009, the FASB issued ASC 820-10-65-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. ASC 820-10-65-4 provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. ASC 820-10-65-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures. The Plan adopted ASC 820-10-65-4 during its fiscal year ended December 31, 2009. The adoption of ASC 820-10-65-4 did not have a material impact on the Plan’s financial statements.
3. Investments. Investments are reported at fair value. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy are described below:
Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any market activity for the asset or liability at the measurement date.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2009 and 2008
The fair values of the Plan’s investments at December 31, 2009 and December 31, 2008 are measured as follows:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Stock Investments	$254,153,533	—	—	$254,153,533
Short Term Investments	137,303,798	—	—	137,303,798
Blended Fund Investments	61,881,061	—	—	61,881,061
Bond Investments	51,977,839	—	—	51,977,839

Total Mutual Funds	$505,316,231	—	—	$505,316,231
Analog Common Stock Fund	101,381,902	—	—	101,381,902
Self-directed Brokerage Account	74,157,097	—	—	74,157,097
Commingled Fund	—	$25,901,417	—	25,901,417
Participant Loans	—	—	$8,632,849	8,632,849

Total Investments at Fair Value	$680,855,230	$25,901,417	$8,632,849	$715,389,496

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds
Stock Investments	$183,196,822	—	—	$183,196,822
Short Term Investments	150,027,980	—	—	150,027,980
Blended Fund Investments	44,147,447	—	—	44,147,447
Bond Investments	46,677,401	—	—	46,677,401

Total Mutual Funds	$424,049,650	—	—	$424,049,650
Analog Common Stock Fund	63,079,711	—	—	63,079,711
Self-directed Brokerage Account	56,066,534	—	—	56,066,534
Commingled Fund	—	$17,698,130	—	17,698,130
Participant Loans	—	—	$8,536,073	8,536,073

Total Investments at Fair Value	$543,195,895	$17,698,130	$8,536,073	$569,430,098

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2009 and 2008
     Mutual Funds: valued at the net asset value (“NAV”) of shares held by the Plan at year end based on quoted prices in the active market.
     Common Stocks: valued based on quoted market price on which the individual securities are traded.
     Commingled Fund: valued at redemption price on the last business day of the plan year, where value is based on the fair value of the underlying assets held by the fund. The U.S. Equity Index Commingled Pool is the only commingled fund held by the Plan. Its strategy is to provide investment results that correspond to the total return performance of common stock publicly traded in the United States.
     Participant Loans: valued at their outstanding balance, which approximates fair value.
A summary of changes in the fair value of the Plan’s level 3 investments during the years ended December 31, 2009 and December 31, 2008 is as follows:

	Participant Loans
	December 31, 2009	December 31, 2008
Beginning Fair Value	$8,536,073	$8,671,238
Purchases, Sales, Issuances, Settlements (net)	96,776	(135,165)

Ending Fair Value	$8,632,849	$8,536,073

4. Contributions. Contributions from employees are recorded when the Company makes payroll deductions from plan participants. Company contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.
5. Investment income (loss). Net investment income (loss) consists of interest income, dividends and capital gain/loss distributions, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the period.
All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2009 and 2008
6. Income tax status. The Plan has received a determination letter from the Internal Revenue Service, dated May 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Related Party. Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the trustee and recordkeeper of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to the trustee and recordkeeper for administrative expenses amounted to $33,425 and $34,896 for the years ended December 31, 2009 and 2008, respectively.
The Plan also offers the Analog Devices, Inc. Common Stock Fund investment option. The Analog Devices, Inc. Common Stock Fund is designed for investment in the common stock of the Company. In addition, some of the investments in the Plan hold the Company’s Common stock. These transactions qualify as party-in-interest transactions.
Loans to participants also qualify as party-in-interest transactions.
8. Administrative expenses. For the years ended December 31, 2009 and 2008, the Company elected to pay the administrative expenses of the Plan. Certain expenses resulting from participant loans and investment fees are deducted directly from participant accounts.
9. Use of estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
10. Risk and uncertainties. The Plan and its participants invest in various securities. Investment securities are exposed to various risks such as interest rate, market liquidity and credit risks. Due to

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2009 and 2008
the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
C. Trustee and Plan Recordkeeper
Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.
D. Investments
The following investments represent five percent or more of the Plan’s net assets:

	December 31,
	2009	2008
Analog Devices, Inc. Common Stock Fund	$101,381,902	$63,079,711

Fidelity Equity Income Fund	36,927,632	29,921,832

Fidelity Growth Company Fund	48,144,525	33,388,142

Fidelity Institutional Money Market Fund	137,303,798	150,027,980

Fidelity U.S. Bond Index Fund	36,160,810	31,779,749
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended
	December 31,
	2009	2008
Common stock	$50,793,390	$(55,614,689)
Mutual funds	81,722,011	(189,269,942)
Commingled funds	5,314,379	(10,104,129)
Bonds	(4,668)	9,883
Others	158,425	63,398

Net appreciation (depreciation) in fair value of investments	$137,983,537	$(254,915,479)

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2009

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHEDULE H-LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		Current
	Shares	Value
Description of Investment:
Mutual Funds:
Fidelity (1) Institutional Money Market Fund	137,303,798	$137,303,798
Fidelity (1) Diversified International Fund	899,061	25,155,723
Fidelity (1)Equity Income Fund	943,717	36,927,632
Fidelity (1) Freedom Income Fund	393,601	4,227,279
Fidelity (1) Freedom 2000 Fund	131,703	1,494,832
Fidelity (1)Freedom 2005 Fund	51,636	517,912
Fidelity (1) Freedom 2010 Fund	812,117	10,159,579
Fidelity (1) Freedom 2015 Fund	228,374	2,379,660
Fidelity (1) Freedom 2020 Fund	1,003,575	12,594,871
Fidelity (1) Freedom 2025 Fund	363,877	3,780,680
Fidelity (1) Freedom 2030 Fund	1,201,974	14,892,462
Fidelity (1) Freedom 2035 Fund	266,710	2,736,440
Fidelity (1) Freedom 2040 Fund	886,842	6,349,787
Fidelity (1) Freedom 2045 Fund	149,117	1,263,025
Fidelity (1) Freedom 2050 Fund	177,789	1,484,534
Fidelity (1) Growth Company Fund	698,354	48,144,525
Fidelity (1) Growth & Income Portfolio	340,584	5,466,371
Fidelity (1) Low-Priced Stock Fund	1,010,212	32,276,260
Fidelity (1) Magellan Fund	332,206	21,350,884
Fidelity (1) U.S. Bond Index Fund	3,269,513	36,160,810
Calamos Growth Fund	241,462	11,662,601
Hotchkis and Wiley Mid-Cap Value Fund	801,713	14,350,661
Royce Low-Priced Stock Fund	823,594	11,604,438
Templeton Foreign Fund	2,178,758	14,118,350
Spartan International Index Fund	380,063	12,713,111
Vanguard Mid-Cap Index Fund	794,386	13,027,933
Vanguard Short-Term Bond Index Fund	1,509,037	15,724,168
Vanguard Inflation Protected Securities Fund	7,399	92,861
Vanguard Small-Cap Index Fund	267,456	7,355,044

		$505,316,231

Analog Devices, Inc. Common Stock Fund:
Analog Devices, Inc. Common Stock(1)		$96,355,885
Fidelity (1) Institutional Cash Portfolio — Money Market Portfolio		5,026,017

		$101,381,902

Participants Self-Directed Brokerage Accounts		74,157,097

Commingled Fund:
Fidelity (1) U.S. Equity Index Commingled Pool	679,292	25,901,417

		$706,756,647

Participant Loans Receivable (1) (2)		$8,632,849

(1)	Indicates party-in-interest to the Plan.

(2)	The loan account at December 31, 2009 bears interest at rates ranging from 3.3% to 10.0%, with terms ranging from less than 1 year to 20 years.
Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC. THE INVESTMENT PARTNERSHIP PLAN (the Plan)
By:	/s/ David A. Zinsner
David A. Zinsner
Vice President-Finance and Chief Financial Officer of Analog Devices, Inc.

June 11, 2010